BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

January 18, 2024

BNY Mellon Stock Funds

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon International Core Equity Fund

To Whom It May Concern:

Effective February 1, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Core Equity Fund (the "Fund"), a series of BNY Mellon Stock Funds (the "Trust"), as follows:

Until February 1, 2025, BNYM Investment Adviser has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .87%. On or after February 1, 2025, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser, to increase the amount of the waiver and may only be terminated prior to February 1, 2025 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto_____

James Bitetto

Secretary

Accepted and Agreed To:

BNY MELLON STOCK FUNDS,

On Behalf of BNY Mellon International Core Equity Fund

By: /s/ James Windels_____

James Windels

Treasurer